Exhibit 99.1

VivoPower decides to close F-1 offering, after successfully raising $4m in gross proceeds from institutional investors

Issue of common stock only

Funds will be used to reduce debt and fund inventory for customer orders

Transition to capital light business model significantly reduces funding requirements

LONDON, September 30, 2024 /GLOBE NEWSWIRE/ – VivoPower International PLC (NASDAQ: VVPR) (“VivoPower”), a global sustainable energy solutions company, is pleased to announce it has closed its F-1 offering, after the issuance of an aggregate of 3,200,000 Ordinary Shares to institutional investors. The offering was terminated and closed after market on September 27, 2024.

The offering provides the Company with approximately $4 million in gross proceeds, which will be used for reducing debt and to fund inventory for customer orders. With the Company now having transitioned to a capital light business model leveraging its strategic supply chain across Asia, there is no longer a requirement for it to build out assembly and manufacturing facilities.

Chardan acted as the sole placement agent in connection with this offering.

The securities described above were offered pursuant to a registration statement on Form F-1, (Registration No. 333-281065), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 26, 2024 (as amended and supplemented, the “Registration Statement”). The Registration Statement was declared effective on August 29, 2024. The final prospectus was filed on September 19, 2024. The documents relating to this Offering, including the Registration Statement and the final prospectus, are available on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under the securities laws of any such jurisdiction.

About VivoPower

Established in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for off-road and on-road customised and ruggedised fleet applications as well as ancillary financing, charging, battery and microgrids solutions.

VivoPower’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel covering Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com